ZK International Group Co., Ltd. Announces Record Revenues of $99.41 Million, an Increase of 14.5% for the Fiscal Year 2021

WENZHOU, China, Jan. 28, 2022 /PRNewswire/ -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its audited financial results for the fiscal year ended September 30, 2021.

Financial Highlights for the Fiscal Year 2021

	For the Fiscal Year Ended September 30,
($ millions, except per share data)	2021	2020	% Change
Revenue	$99.41	$86.85	14.46%
Gross profit	$6.47	$3.94	64.13%
Gross margin	6.51%	4.54%	1.97 percentage points
Income (loss) from operations	$(3.65)	$(1.88)	94.40%
Operating income (loss) margin	(3.68%)	(2.16%)	-1.51 percentage points
Net income (loss) attributable to ZK
International	$(3.80)	$(0.83)	-360.20%
Diluted earnings (loss) per share	$(0.17)	$(0.05)	236.70%
Net book value per share	$3.08	$2.72	13.24%

•	Revenue increased by 14.46% to a record $99.41 million primarily driven by the market demand of construction materials and the shortages of supply in the current market. In particular, the piping systems in the real estate sector, we observed an increase of the weighted average selling price ("ASP") during the fiscal year 2021. As a result of global shortage of construction materials, with our ability to lock in the supply of material, our international sales increased by 144.04% compared to the last fiscal year.

•	Gross profit increased by 64.13% to $6.47 million. Gross margin was 6.51%, compared to 4.54% for the prior fiscal year. The increase of gross profit was primarily due to increased weighted average selling prices which is attributable to the market demand recovery over the construction materials and supply shortages on the current market.

•	Loss from operations was $3.65 million, compared to loss from operations of $1.88 million for the prior fiscal year. The increase of operational loss was mainly due to the one-time stock-based compensations incurred during the fiscal year 2021 for the expenses related to our new business operations and subsidiaries. During fiscal year 2021, we hired third-part individuals and consulting firms to facilitate our operations in xSigma Corporation, which is principally engaged in decentralized finance ("DeFi") and cryptocurrency market, and xSigma Collectibles which is principally engaged in operating an NFT (Non-Fungible Token) marketplace.

•	Net loss attributable to ZK International was $3.80 million, or net loss of $0.17 per share. This compared to net loss attributable to ZK International of $0.83 million, or $0.05 per share, for the prior fiscal year.

•	Net book value per share was $3.08 as of September 30, 2021, compared to $2.72 as of September 30, 2020.

Mr. Jiancong Huang, Chairman of ZK International, commented, "We are pleased with our record revenue growth to almost $100 million and increased gross margin. Our financial results in 2021 were largely driven by the market recovery from the pandemic and worldwide construction material supply shortage. The Chinese government also continues to focus on improving water and gas infrastructure. Our ability to work closely with the local government and provide sophisticated piping solutions for major projects is key to our growth trajectory. We anticipate that our business will continue to grow and expand into the the next fiscal year."

Mr. Huang continued, "Building on the foundation of our core steel pipe business, we are excited to provide additional value to our shareholders with our various investments in our xSigma subsidiary assets. With our investments into xSigma DeFi, xSigma Trading, MaximBet, and MaximNFT, we are excited in diversifying our revenue stream and creating shareholder value for our shareholder. We are thinking out of the box and by doing so, we are confident that ZK is going to provide its existing and future shareholders with a value propisition for a long time to come".

Financial Results for the Fiscal Year 2021

Revenues

Revenues increased by $12,560,426 or 14.46%, to $99,407,217 for the year ended September 30, 2021 from $86,846,791 for the year ended September 30, 2020. The increase in revenues was primarily driven by the following factors:

1) Due to increased market demand of construction materials and the shortages of supply in the current market. In particular, the piping systems in the real estate sector, we observed an increase of the weighted average selling price ("ASP") during the fiscal year 2021.

2) As a result of global shortage of construction materials, and our ability to lock in supply of material, our international sales increased by 144.04% compared to the last fiscal year. Our international sales revenue during fiscal year 2021 amounted to $2,707,441, an increase of

$1,676,951 compared to last fiscal year.

Gross Profit

Our gross profit increased by $2,528,386, or 64.13%, to $6,471,188 for the year ended September 30, 2021 from $3,942,802 for the year ended September 30, 2020. Gross profit margin was 6.51% for the year ended September 30, 2021, as compared to 4.54% for the year ended September 30, 2020. The increase of gross profit was primarily due to increased weighted average selling prices which is attributable to the market demand recovery over the construction materials and supply shortages on the current market.

In the prior years, our gross profit decreased by $11,701,240, or 74.80%, to $3,942,802 for the year ended September 30, 2020 from $15,644,042 for the year ended September 30, 2019. Gross profit margin was 4.54% for the year ended September 30, 2020, as compared to 24.49% for the year ended September 30, 2019. The decrease of gross profit was primarily due to decreased weighted average selling prices we offered to customers as a temporary sales strategy during the pandemic by providing one-off discount on certain products to some key customers as a result of other customers not being able to fulfill their orders as they suffered from the negative impact of the COVID-19 pandemic earlier this year. The decrease of gross profit was also attributable to the increased sales percentage of low gross margin products such as stainless steel coil and strip and decreased sales percentage of high gross margin products such as stainless steel piping and fitting products. The gross profit of stainless steel coil products is approximately 0.15% due to the decrease of average selling price of stainless steel coil products, while our water and gas piping products generally have gross margin of 7.58% during the year ended September 30, 2020.

Operating Expenses

Selling and marketing expenses increased by $0.90 million, or 40.71%, to $3.12 million for the fiscal year 2021 from $2.22 million for the prior fiscal year. As a percentage of sales, selling and marketing expenses was 3.1% for the fiscal year 2021, compared to 2.6% for the prior fiscal year. This increase is primarily due to increase in payroll expenses, freight expenses, and compensation for the sales personnel during the year. The increase in our selling and marketing expenses is related to our international sales and can be attributed to the increased marketing of our subsidiaries.

General and administrative expenses increase by $3.30 million, or 132.49%, to $5.77 million for the fiscal year 2021 from $2.48 million for the prior fiscal year. As a percentage of sales, general and administrative expenses was 5.8% for the fiscal year 2021, compared to 2.9% for the prior fiscal year. The increase is primarily due to the stock-based compensation incurred during the fiscal year 2021 for the expenses related to our new business operations and subsidiaries. During fiscal year 2021, we hired third-part individuals and consulting firms to facilitate our operations in xSigma Corporation, which is principally engaged in decentralized finance ("DeFi") and cryptocurrency market, and xSigma Collectibles which is principally engaged in operating an NFT (Non-Fungible Token) marketplace.

Research and development expenses increased by $0.11 million, or 9.84%, to $1.23 million for the fiscal year 2021 from $1.12 million for the prior fiscal year. As a percentage of sales, research and development expenses was 1.2% for the fiscal year 2021, compared to 1.3% for the prior fiscal year.

The increase was primarily due to the increased research and development activities during fiscal year 2021. Management is committed to expanding our research and development activities to enhance competitive advantage.

Total operating expenses increase by $4.30 million, or 73.9%, to $10.12 million for the fiscal year 2020 from $5.82 million for the prior fiscal year. As a percentage of sales, total operating expenses was 10.2% for the fiscal year 2021, compared to 6.7% for the prior fiscal year.

Income(loss) from Operations

Loss from operations was $3.65 million for the fiscal year 2021, compared to loss from operations of $1.88 million for the prior fiscal year. As a result, operating loss margin was 3.68% for the fiscal year 2021, compared to operating loss margin of 2.16% for the prior fiscal year. The increase in operating loss and operating loss margin were primarily related to increased General and Administrative expenses as explained above and partially offset by increased gross profit.

Other Income (Expenses)

Interest expenses were $1.19 million for the fiscal year 2021, compared to $1.00 million for the prior fiscal year. Other income was $0.43 million for the fiscal year 2021, compared to $0.33 million for the prior fiscal year. As a result, total net other expenses were $0.70 million for the fiscal year 2021, compared to $0.39 million for the prior fiscal year.

Net Income (loss) and earnings (loss) per share

As a result of the factors described above, net loss was $3.80 million for the fiscal year 2021, compared to net loss of $0.84 million for the prior fiscal year. Net loss margin was 3.82% for the fiscal year 2021, compared to net loss margin of 0.96% for the prior fiscal year.

After deducting for non-controlling interests, net loss attributable to ZK International was $3.80 million, or net loss of $0.17 per share, for the fiscal year 2021. This compared to net loss attributable to ZK International of $0.83 million, or $0.05 per share, for the prior fiscal year.

Financial Condition

As of September 30, 2021, cash and cash equivalents and short-term investments totaled $13.53 million, compared to $3.76 million as of September 30, 2020. Short-term bank borrowings were $21.39 million as of September 30, 2021, compared to $17.37 million as of September 30, 2020.

Accounts receivable was $27.12 million as of September 30, 2021, compared to $31.39 million as of September 30, 2020. Inventories were $20.68 million as of September 30, 2021, compared to $21.68 million as of September 30, 2020. Accounts payable was $2.16 million as of September 30, 2021, compared to $10.35 million as of September 30, 2020.

Total current assets and current liabilities were $78.70 million and $44.51 million, respectively, leading to a current ratio of 1.77 as of September 30, 2021. This compared to the total current assets and current liabilities of $64.78 million and $40.88 million, respectively, and current ratio of 1.58 as of September 30, 2020.

Net cash used in operating activities was $3.48 million for the fiscal year 2021, compared to net cash provided by operating activities was $0.46 million for the prior fiscal year. Net cash used in investing activities was $27.15 million for the fiscal year 2021, compared to $1.16 million for the prior fiscal year. Net cash provided by financing activities was $40.24 million for the fiscal year 2021, compared to net cash provided by financing activities of $0.76 million for the prior fiscal year.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.

Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the year ended September 30,
	2021	2020	2019
Revenues	$99,407,217	$86,846,791	$63,883,520
Cost of sales	(92,936,029)	(82,903,989)	(48,239,478)
Gross profit	6,471,188	3,942,802	15,644,042
Operating expenses:
Selling and marketing expenses	3,117,906	2,215,651	2,647,429
General and administrative expenses	5,772,710	2,482,972	2,897,995
Research and development costs	1,234,161	1,123,555	1,452,061
Total operating expenses	10,124,777	5,822,178	6,997,485
Operating Income (loss)	(3,653,589)	(1,879,376)	8,646,557
Other income (expenses):
Interest expenses	(1,196,648)	(1,000,554)	(1,151,045)
Interest income	13,733	7,192	24,437
Gain on disposal of subsidiary, net	—	536,612	—
Income (loss) on investment	50,649	(256,937)	—
Other income, net	431,438	327,845	921,973
Total other expenses, net	(700,828)	(385,842)	(204,635)
Income (loss) before income taxes	(4,354,417)	(2,265,218)	8,441,922
Income tax recovery (expense)	552,146	1,428,202	(248,228)
Net (loss) income	$(3,802,271)	$(837,016)	$8,193,694
Net (loss) income attributable to non-controlling interests	2,757	11,402	(86,828)
Net (loss) income attributable to ZK International Group Co., Ltd.	(3,799,514)	(825,614)	$8,106,866
Net (loss) income	(3,802,271)	$(837,016)	$8,193,694
Other comprehensive income (loss):
Foreign currency translation adjustment	2,423,439	2,319,048	(1,694,278)

Total comprehensive income	$(1,378,832)	$1,482,032	$6,499,416
Comprehensive loss (income) attributable to non-controlling interests	(14,773)	(6,136)	(73,919)
Comprehensive income attributable to ZK International Group Co., Ltd.	$(1,393,605)	$1,475,896	$6,425,497
Basic and diluted earnings (loss) per share
Basic	$(0.17)	$(0.05)	$0.49
Diluted	(0.17)	(0.05)	0.49

Weighted average number of shares outstanding
Basic	21,873,594	16,558,037	16,551,708
Diluted	22,633,819	16,558,037	16,551,708

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$13,525,298	$3,759,535
Restricted cash	77,906	—
Short-term Investment	2,560,760	294,568
Accounts receivable, net of allowance for doubtful accounts of $2,221,870 and $2,020,373, respectively	27,124,959	31,393,289
Notes receivable	—	192,819
Other receivables	2,158,120	3,337,634
Due from related parties	—	47,135
Inventories	20,689,252	21,679,258
Advance to suppliers	12,567,368	4,078,256
Total current assets	78,703,663	64,782,494
Property, plant and equipment, net	8,004,855	7,870,680
Right-of use asset	54,166	—
Intangible assets, net	8,749,987	929,021
Deferred tax assets	353,460	724,612
Long-term deposit	12,472,847	11,836,860
Long-term investment	25,323,323	306,837
TOTAL ASSETS	$133,662,301	$86,450,504
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,159,731	$10,351,880
Accrued expenses and other current liabilities	6,875,769	4,172,781
Lease liability - current portion	26,332	—
Accrued payroll and welfare	1,853,019	1,555,705
Advance from customers	5,666,214	2,345,891
Due to related parties	1,072,335	1,315,803
Convertible debentures	2,823,364	—
Short-term bank borrowings	21,394,761	17,372,894
Other borrowing - short term portion	283,758	420,741
Notes payables	—	153,175
Income tax payable	2,354,832	3,188,615
Total current liabilities	44,510,115	40,877,485
Lease liability - long term portion	27,834	—
Other borrowing - long term portion	—	269,290
TOTAL LIABILITIES	$44,537,949	$41,146,775
Equity
Common stock, no par value, 50,000,000 shares authorized, 28,918,177 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	63,374,085	18,049,630
Statutory surplus reserve	2,914,602	2,904,699
Subscription receivable	(125,000)	—
Retained earnings	19,737,504	23,546,921
Accumulated other comprehensive income (loss)	2,898,594	492,685
Total equity attributable to ZK International Group Co., Ltd.	88,799,785	44,993,935
Equity attributable to non-controlling interests	324,567	309,794
Total equity	89,124,352	45,303,729
TOTAL LIABILITIES AND EQUITY	$133,662,301	$86,450,504

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2021	2020	2019
Cash Flows from Operating Activities:
Net income	$(3,802,271)	$(837,016)	$8,193,694
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	568,038	438,467	375,286
Amortization expense	481,763	11,366	13,638
Loss on disposal of fixed assets	—	7,608	2,244
Bad debt expense	92,032	—	—
Inventory provision	—	103,942	—
Write-off of advance to suppliers	108,395	100,684	102,523
Deferred tax benefits	406,064	(406,637)	(1,958)
Non-cash service expense	—	—	50,679
Gain on disposal of subsidiary	—	(536,612)	—
Loss on investment	—	214,114	—
Change in unrecognized tax benefits	(918,038)	(1,021,565)	—
Stock compensation expense	1,351,082	—	—
Interest expense of convertible notes	210,173	—	—
Interest expense of financing lease	44,458	—	—
Changes in operating assets and liabilities:
Accounts receivable	5,804,654	(4,800,889)	995,327
Other receivables	1,345,520	(793,936)	680,970
Notes receivable	201,187	206,465	13,119
Inventories	2,021,789	103,123	(3,846,722)
Advance to suppliers	(8,297,301)	2,933,852	596,380
Right of use assets	(53,634)	—
Accounts payable	(8,662,576)	5,582,787	2,593,103
Notes payable	(159,823)	(153,824)	308,005
Accrued expenses and other current liabilities	2,428,410	(484,477)	(1,314,005)
Accrued payroll and welfare	211,632	140,497	506,894
Advance from customers	3,162,961	(198,358)	(887,934)
Income tax payable	(77,214)	(149,386)	83,250
Lease liability	53,635	—	—
Net cash provided (used in) operating activities	(3,479,064)	460,205	8,464,493
Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(114,319)	(1,168,322)	(880,289)
Proceed from disposal of property, plant and equipment	—	6,281	5,963
Purchase of CIP	(47,942)	—	—
Disposal of intangible asset	—	—	—
Purchases of intangible assets	(1,983,812)	—	(11,149)
Investment into CG Malta	(25,000,000)	—	—
Net cash used in investing activities	(27,146,073)	(1,162,041)	(885,475)

Cash Flows from Financing activities:
Net proceeds released from (placed into) short-term investment	(2,228,301)	—	559,030
Net proceeds received from (placed into) long-term deposit	—	—	(7,682,151)
Proceeds from short-term bank borrowings	31,203,129	18,061,979	25,875,962
Repayments of short-term bank borrowings	(28,144,978)	(17,836,445)	(28,199,497)
Net proceeds received from (repaid to) related parties	(280,313)	(133,007)	(2,279,911)
Proceed from other borrowing	—	775,951	—
Repayment of other borrowing	(483,458)	(107,195)	—
Proceeds from stock issuances	24,758,458	—	—
Proceeds from convertible notes issuances	14,071,908	—	—
Proceeds from stock warrants exercise	1,345,056	—	—
Net cash provided by (used in) financing activities	40,241,501	761,283	(11,726,567)
Effect of exchange rate changes on cash	227,305	248,950	(83,902)
Net change in cash, cash equivalents and restricted cash	9,843,669	308,397	(4,231,451)
Cash and cash equivalents and restricted cash at the beginning of period	3,759,535	3,451,138	7,682,589
Cash, cash equivalents and restricted cash at the end of period	$13,603,204	$3,759,535	$3,451,138
Supplemental disclosures of cash flows information: Non-cash financing activities	$—	$—	$—
Cash paid for income taxes	$37,041	$149,291	$170,331
Cash paid for interest expenses	$338,575	$991,319	$1,197,504

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